SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE TO
                                (Rule 14d-100)
        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 6)*

                                ---------------

                       Microcell Telecommunications Inc.

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                      (Name of Subject Company (Issuer))

                             Rogers Wireless Inc.
                      Rogers Wireless Communications Inc.
                          Rogers Communications Inc.

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                      (Name of Filing Persons, Offerors)

                       Class A Restricted Voting Shares
                           Class B Non-Voting Shares
                                 Warrants 2005
                                 Warrants 2008

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                       (Title of Classes of Securities)

                                   59501T882
                                   59501T874
                                   59501T163
                                   59501T171

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                    (CUSIP Numbers of Class of Securities)

                             David P. Miller, Esq.
                             Rogers Wireless Inc.
                      One Mount Pleasant Road, 16th Floor
                           Toronto, Ontario M4Y 2Y5
                                    Canada
                                (416) 935-1100

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                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                             John T. Gaffney, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                            New York, NY 10019-7475
                                (212) 474-1000


               *Constituting the final amendment to Schedule TO

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


          This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 30, 2004 (as amended, the "Schedule TO"), relating to the Offers (collectively, the "Offers") by Rogers Wireless Inc. (the "Offeror"), a corporation incorporated under the Canada Business Corporations Act (the "CBCA") and a wholly-owned subsidiary of Rogers Wireless Communications Inc. (the "Parent"), a corporation incorporated under the CBCA, to purchase all of the issued and outstanding class A restricted voting shares (the "Class A Shares"), class B non-voting shares (the "Class B Shares" and, collectively with the Class A Shares, together with the associated Rights, the "Shares", including Shares issuable upon the exercise of outstanding options, warrants or other conversion or exchange rights other than the Rights and the Warrants), Warrants 2005 (the "Warrants 2005") and Warrants 2008 (the "Warrants 2008" and, collectively with the Warrants 2005, the "Warrants", and together with the Shares, the "Securities"), of Microcell Telecommunications Inc. (the "Company"), a corporation incorporated under the CBCA, at a purchase price of Cdn.$35.00 per Class A Share, Cdn.$35.00 per Class B Share, Cdn.$15.79 per Warrant 2005 and Cdn.$15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular, dated September 30, 2004, and the related Letters of Acceptance and Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the "Offering Materials").

          Capitalized terms used herein and not defined have the respective meanings assigned to such terms in the Offers to Purchase and Circular.


ITEM 8.   INTEREST IN MICROCELL SECURITIES

          After expiry of the Offer Period on November 5, 2004, the Offeror took up and paid for all of the Securities validly tendered and not withdrawn in the Offers, including those Securities tendered through a Notice of Guaranteed Delivery. The Offeror has undertaken a compulsory acquisition transaction under the Canada Business Corporations Act. As of November 18, 2004, the Offeror is the sole owner of all of the Securities.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 18, 2004           ROGERS WIRELESS INC.

                                  By:  /s/  Graeme McPhail
                                       -------------------------------------
                                       Name:  Graeme McPhail
                                       Title: Vice President,
                                              Associate General Counsel


                                  ROGERS WIRELESS COMMUNICATIONS INC.

                                  By:  /s/  Graeme McPhail
                                       -------------------------------------
                                       Name:  Graeme McPhail
                                       Title: Vice President,
                                              Associate General Counsel


                                  ROGERS COMMUNICATIONS INC.

                                  By:  /s/  Graeme McPhail
                                       -------------------------------------
                                       Name:  Graeme McPhail
                                       Title: Vice President,
                                              Associate General Counsel